UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Pardes Biosciences, Inc. (f/k/a FS Development Corp. II)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

69945Q105
(CUSIP Number)

Dennis Ryan

FS Development Corp. II

900 Larkspur Landing Circle, Suite 150

Larkspur, California 94939

(415) 877-4887

Copy to:

Jeffrey D. Marell

Austin S. Pollet

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

(212) 373-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69945Q105	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON FS Development Holdings II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,543,750
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,543,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,543,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.98%*
14	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on 61,716,745 shares of common stock, par value $0.0001 (the “Common Stock”), of Pardes Biosciences, Inc. (the “Issuer”) outstanding as of March 10, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 14, 2023 (the “10-K”).

CUSIP No. 69945Q105	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON Foresite Capital Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,583,762
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,583,762

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,583,762
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.01%*
14	TYPE OF REPORTING PERSON PN

*	Percent of class is calculated based on 61,716,745 shares of the Common Stock of the Issuer outstanding as of March 10, 2023, as reported by the Issuer in the 10-K.

CUSIP No. 69945Q105	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON Foresite Capital Management V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,583,762
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,583,762

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,583,762
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.01%*
14	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on 61,716,745 shares of the Common Stock of the Issuer outstanding as of March 10, 2023, as reported by the Issuer in the 10-K.

CUSIP No. 69945Q105	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON Foresite Capital Opportunity Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,773,134
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,773,134

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,773,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.22%*
14	TYPE OF REPORTING PERSON PN

*	Percent of class is calculated based on 61,716,745 shares of the Common Stock of the Issuer outstanding as of March 10, 2023, as reported by the Issuer in the 10-K.

CUSIP No. 69945Q105	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSON Foresite Capital Opportunity Management V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,773,134
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,773,134

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,773,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.22%*
14	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on 61,716,745 shares of the Common Stock of the Issuer outstanding as of March 10, 2023, as reported by the Issuer in the 10-K.

CUSIP No. 69945Q105	SCHEDULE 13D	Page 7 of 10

1	NAME OF REPORTING PERSON James Tananbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,813,146
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,813,146

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,813,146
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.24%*
14	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 61,716,745 shares of the Common Stock of the Issuer outstanding as of March 10, 2023, as reported by the Issuer in the 10-K.

CUSIP No. 69945Q105	SCHEDULE 13D	Page 8 of 10

Explanatory Note:

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the statement on Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2021 (the “Original Schedule 13D”), as amended by Amendment No.1 filed with the SEC on December 5, 2022 (“Amendment No. 1”) and by Amendment No. 2 filed with the SEC on April 5, 2023 (“Amendment No. 2”, and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”), that relates to the common stock, par value $0.0001 per share (the “Common Shares”), of Pardes Biosciences, Inc. (formerly known as FS Development Corp. II) (“FSII”), a Delaware corporation (the “Issuer”), by FS Development Holdings II, LLC (“FSDH II”), Foresite Capital Fund V, L.P. (“FCF V”), Foresite Capital Management V, LLC (“FCM V LLC”), Foresite Capital Opportunity Fund V, L.P. (“FCOF V”), Foresite Capital Opportunity Management V, LLC (“FCOM V LLC”) and Dr. James Tananbaum (together with FSDH II, FCM V LLC, FCOM V LLC, FCF V and FCOF V, collectively, the “Reporting Persons”).

Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On April 20, 2023, the Reporting Persons, on behalf of themselves and their affiliated investment funds and persons, submitted to the board of directors of the Issuer (the “Board”) a non-binding expression of interest letter (the “Letter”) setting forth an intent to explore and evaluate a potential acquisition of all of the outstanding Common Shares of the Issuer that are not owned by the Reporting Persons or their affiliates in a going-private transaction. A copy of the Letter is filed as Exhibit 1 to this Amendment No. 3, and the information set forth in the Letter is incorporated by reference herein.

The Letter may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of the Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Shares from the Nasdaq Global Select Market and other material changes in the Issuer’s business or corporate structure.

The Letter stated that any transaction, once structured and agreed upon, would be conditioned upon, among other things, the (x) approval of the transaction by a properly constituted special committee composed of independent and disinterested directors of the Issuer appointed by the Board, with assistance from legal and financial advisors and (y) approval of the stockholders holding at least a majority of all the issued and outstanding Common Shares not held by the Reporting Persons or their affiliates.

The Letter is non-binding in nature and does not obligate in any way the Reporting Persons or the Issuer to negotiate or enter into definitive documentation with respect to a transaction or otherwise complete a transaction. The Letter states that the Reporting Persons are only interested in acquiring the outstanding Common Shares that they do not already own, and are not interested in selling their Common Shares to another party.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter. Neither the Letter nor this Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Schedule 13D, as may be amended from time to time, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate.

CUSIP No. 69945Q105	SCHEDULE 13D	Page 9 of 10

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
1	Letter, dated April 20, 2023, from the Reporting Persons to the Board

CUSIP No. 69945Q105	SCHEDULE 13D	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2023

FS DEVELOPMENT HOLDINGS II, LLC

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

FORESITE CAPITAL FUND V, L.P.

By:	Foresite Capital Management V, LLC
Its:	General Partner

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

FORESITE CAPITAL MANAGEMENT V, LLC

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

FORESITE CAPITAL OPPORTUNITY FUND V, L.P.

By:	Foresite Capital Opportunity Management V, LLC
Its:	General Partner

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC

/s/ Dennis Ryan
Name:	Dennis Ryan
Title:	Attorney-In-Fact

/s/ James B. Tananbaum
Name:	James B. Tananbaum